United States
Securities and Exchange Commission
Washington, DC 20549

Form 12b-25
Notification of Late Filing

Commission File Number: 0-24790

(Check One):    ☐ Form 10-K     ☒ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q    ☐ Form 10-D     ☐ Form N-CEN     ☐ Form N-CSR

For Period Ended:  December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I
Registrant Information

TOWER SEMICONDUCTOR LTD.
Full Name of Registrant

Former Name if Applicable
Ramat Gavriel Industrial Park, PO Box 619
Address of Principal Executive Office (Street and Number)
Migdal Haemek, Israel 23105
City, State and Zip Code

Part II
Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III
Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, Form N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The registrant's Annual Report on Form 20-F could not be filed within the prescribed time period because it has not completed the process of collection and verification of certain data and information required to be included in the Form 20-F.  The Form 20-F will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.

Part IV
Other Information

(1) Name and telephone number of person to contact in regard to this notification

Nati Somekh	011	972-4-6506109
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant announced its financial results for the fourth quarter and full year ended December 31, 2022 on February 16, 2023 via press release, and filed a Report on Form 6-K on that date attaching the press release as an exhibit thereto.  Reference is made to such Form 6-K for the Registrant's 2022 full year financial results.

TOWER SEMICONDUCTOR LTD.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 1, 2023

By:	/s/ Nati Somekh
Nati Somekh
Senior VP, Chief Legal Officer and Corporate Secretary